January 15, 2008

Mail Stop 4563

*By U.S. Mail and facsimile to (716) 842-5376*

Robert G. Wilmers
Chief Executive Officer
M & T Bank Corp.
One M&T Plaza
Buffalo, NY 14203

> **Re:** **M & T Bank Corp.**
> **Definitive 14A**
> **Filed March 5, 2007**
> **File No. 01-9861**

Dear Mr. Wilmers:

We have reviewed your response letter dated October 26, 2007 and have the following comments.  Please respond to our comment by January 29, 2008 or tell us by that time when you will provide us with a response.  The comments requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 13

1. Your disclosure in your 2007 Proxy, as well as in your response to our August 21, 2007 letter stresses the subjective nature of your compensation award process. However, your disclosure, particularly on page 15, as well as your responses to comments 2, 5 and 6 indicates that corporate performance compared to pre-determined targets, as well as comparative performance, were significant factors underpinning the Committee's award determinations.  Please clarify that you will disclose the level of corporate performance compared to the targeted amounts in your upcoming disclosure.  Also, in your response to prior comment 6, you indicate that some of the targets are confidential because they might expose M&T to competitive harm if disclosed.  To the extent that you believe that these targets continue to expose the company to competitive harm if disclosed, please provide additional analysis regarding how each target could expose M&T to competitive harm, addressing specifically how targets for performance in a prior period continue to have potential for competitive harm.

2.  Please clarify how you will provide the information requested by comments 1 in future filings.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel